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SEC FILE NUMBER

~~8-31165~~ 8-65867

SEC RECEIVED MAR 1 2005 WASH. D.C. 213 SECTION PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windsor Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12010 Sunset Hills Road, Suite 700
(No. and Street)

Reston	Virginia	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Knop — 703-471-3850
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

6701 Democracy Boulevard, Suite 600	Bethesda	Maryland	20817
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Richard Knop swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Windsor Group, LLC (the "Company") as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J Richard Knop 2/22/05

Signature Date

Chairman, Co-CEO

Title

Joyce A. Smith

Joyce A. Smith
Notary Public State of Virginia
My Commission Expires November 30, 2006

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Windsor Group, LLC

Statement Of Financial Condition
December 31, 2004

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Windsor Group, LLC
Reston, Virginia

We have audited the accompanying statement of financial condition of Windsor Group, LLC (the Company) as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Windsor Group, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Bethesda, Maryland
February 4, 2005

Windsor Group, LLC

Statement Of Financial Condition
December 31, 2004

Assets		
Cash	$	20,942
Accounts Receivable		4,832,301
	$	4,853,243

Liabilities And Members' Equity		
Members' Equity	$	4,853,243

See Notes To Statement Of Financial Condition.

Notes To Statement Of Financial Condition

Note 1. Nature of Activities and Significant Accounting Policies

Nature of activities: Windsor Group, LLC (the Company), was incorporated in the Commonwealth of Virginia on April 13, 2000, and manages sell-side engagements for individual corporations and business owners as well as divestitures of corporate assets and divisions. The Company also assists strategic and financial acquirers and investors, as well as management teams seeking to execute a Management Buy-Out (MBO), in executing their growth strategies. Operations of the Company primarily commenced in 2003. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) with clients throughout the United States and Canada.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission (SEC) which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

Revenue recognition: The Company recognizes revenue from merger and acquisition fees upon completion of the transaction.

Income taxes: The Company is treated as a partnership for Federal income tax purposes. Accordingly, Federal income taxes are not payable by, or provided for, by the Company. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial risk: The Company, at times, has cash in banking institutions in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Note 2. Related Party Transactions

An affiliated company, Windsor Advisory Services, LLC, provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. The management fee paid to the affiliated company totaled $3,347,892 for the years ended December 31, 2004.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital of $20,942, which was $15,942 in excess of required net capital of $5,000. The Company ratio of aggregate indebtedness to net capital ratio was 0 to 1 at December 31, 2004.

Note 4. Subsequent Event

On January 5, 2005, the members of the Company and the stockholders of Windsor Advisory Services, LLC, entered into an agreement whereby the membership interest in the Company along with the assets of Windsor Advisory Services were sold to an unaffiliated third party.